Audited Financial Statements

December 31, 2020

Prepared Exclusively for

GLOBAL CANCER TECHNOLOGY, INC.

16776 BERNARDO CENTER DRIVE, #203,
SAN DIEGO, CALIFORNIA 92128

GLOBAL CANCER TECHNOLOGY, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2020 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Global Cancer Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Global Cancer Technology, Inc. (the "Company") as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related consolidated notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying consolidated financial statements have been prepared to assume the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's losses from operations raise doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Equity

As described in Note 4 to the financial statements, the Company had significant equity transactions.

The principal considerations for our determination that performing procedures relating to the equity transactions is a critical audit matter were (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the fair value of the non- cash stock issuances; (ii) significant audit effort was required in evaluating the assumptions relating to the estimates.

Our audit of the equity transactions included, but was not limited to, the following procedures:

- understanding of controls relating to equity transactions;

- examining original stock issuance agreements;

- reviewing management's assumptions used in the valuation of the fair value of non-cash stock issuances;

- evaluating the sufficiency of the Company's disclosures relating to share- based payments.

/s/ Ankit Consulting Services, Inc.

We have served as the Company's auditor since December 2017.

Rancho Santa Margarita, California

June 15, 2021

Global Cancer Technology, Inc.
Consolidated Balance Sheets

	As of December 31, 2020	As of December 31, 2019
Assets		
Current assets		
Cash and cash equivalents	$ 49,137	$ 1,071
Total current assets	49,137	1,071
Property and equipment, net	2,827	349
Intangible Assets	–	250,000
Total assets	$ 51,964	$ 251,420
Liabilities and Stockholders' Deficit		
Liabilities		
Accounts payable	$ 255,836	$ 146,162
Accrued Liabilities	90,460	67,000
Deferred Compensation	153,985	176,559
Convertible notes payable	–	–
Total current liabilities	500,281	389,721
Accrued Liabilities due after one year	–	69,669
Total liabilities	500,281	459,390
Stockholders' Deficit		
Common Stock, par value of $.001 per share; 100,000,000 shares authorized; 13,053,838 shares issued and outstanding as of December 31, 2020 and 12,591,838 shares issued and outstanding as of December 31, 2019	13,054	12,592
Additional Paid in Capital	2,238,720	1,775,145
Shares to be Issued	14,000	–
Stock subscription receivable	(29,100)	–
Treasury Stock	(3,220)	–
Accumulated deficit	(2,681,771)	(1,942,653)
Total GCT Stockholder's deficit	(448,317)	(154,916)
Noncontrolling interest	–	(53,054)
Total consolidated deficit	(448,317)	(207,970)
Total liabilities and stockholder's deficit	$ 51,964	$ 251,420

The accompanying notes are an integral part of these consolidated financial statements.


Global Cancer Technology, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2020 and 2019


	2020	2019
Operating Revenue, net	$ –	$ –
Costs of sales	–	–
Gross profit	–	–
Operating expenses:		
Consulting Expenses	115,403	474,615
General and administrative expenses	320,661	239,400
Loss from operations	(436,064)	(714,015)
Other expenses		
Interest expense	–	13,044
Impairment of Intangible Assets	250,000	–
Loss before income taxes	(686,064)	(727,059)
Provision for income taxes (benefit)	–	–
Net loss	(686,064)	(727,059)
Less net loss attributable to noncontrolling Interest	(53,054)	53,054
Consolidated Net loss	$ (739,118)	$ (674,005)
Net loss per share, basic and fully diluted	$ (0.06)	$ (0.06)
Weighted average common equivalent shares outstanding, basic and fully diluted	12,884,727	11,870,284

The accompanying notes are an integral part of these consolidated financial statements.

Global Cancer Technology, Inc.
Consolidated Statement of Stockholders' Deficit

| | Common Stock | | | | | | | | |
	Number of Shares	Par Value	Additional Paid-in Capital	Shares to be Issued	Subscription Receivable	Treasury Stock	Accumulated Deficit	Non-controlling Interest	Total Deficit
Balance December 31, 2018	11,576,200	$11,576	$ 701,449	$	$	$	$ (1,268,648)	$ -	$(555,623)
Shares issued for cash	129,866	130	70,571	–	–	–	–	–	70,701
Shares issued for services	49,000	49	48,951	–	–	–	–	–	49,000
Conversion of Notes to shares	836,772	837	304,174	–	–	–	–	–	305,011
Shares issued in a subsidiary	–	–	650,000	–	–	–	–	–	650,000
Loss from operations in 2019	–	–	–	–	–	–	(674,005)	–	(674,005)
Noncontrolling interest	–	–	–	–	–	–	–	(53,054)	(53,054)
Balance December 31, 2019	12,591,838	12,592	1,775,145				(1,942,653)	(53,054)	(207,970)
Shares issued for cash	380,000	380	381,657		(29,100)		–	–	352,937
Shares issued for services	82,000	82	81,918				–	–	82,000
Shares to be issued	–	–	–	14,000	–	(3,220)	–	–	10,780
Loss from operations in 2020	–	–	–	–	–	–	(686,064)	–	(686,064)
Noncontrolling interest	–	–	–	–	–	–	(53,054)	53,054	–
Balance December 31, 2020	13,053,838	$13,054	$ 2,238,720	$14,000	$ (29,100)	$ (3,220)	$ (2,681,771)	$ -	$(448,317)

The accompanying notes are an integral part of these consolidated financial statements.


Global Cancer Technology, Inc.
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2020 and 2019


	2020	2019
Cash flows provided by (used in) operating activities:		
Net loss from operations	$ (739,118)	$ (674,005)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Depreciation	722	349
Amortization of debt discount	–	21,250
Issuance of common stock for services	82,000	449,000
Increase (decrease) in noncontrolling interest	53,054	(53,054)
Write off of intangible assets	250,000	–
Changes in assets and liabilities		
Increase in accounts payable and accrued liabilities	133,134	112,587
Increase(decrease) in deferred compensation	(22,574)	78,139
Increase (decrease) in accrued liabilities due after one year	(69,669)	(52,500)
Net cash used in operating activities	(312,451)	(118,234)
Cash flows provided by (used in) investing activities	–	–
Increase in property and equipment	(3,200)	
Cash flows provided by (used in) financing activities		
Proceeds from issuance of common stock	352,937	113,200
Shares to be issued	10,780	–
Net cash provided by financing activities	363,717	113,200
Net increase in cash and cash equivalents	48,066	(5,034)
Cash and cash equivalents at beginning of year	1,071	6,104
Cash and cash equivalents at end of year	$ 49,137	$ 1,071
Supplemental disclosure of non-cash investing and financing activities:		
Issuance of capital stock in subsidiary for intangible assets	$ –	$ 250,000
Conversion of Notes to common stock	$ –	$ 305,011


The accompanying notes are an integral part of these consolidated financial statements.


Global Cancer Technology, Inc.
Notes to Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Global Cancer Technology, Inc. (GCT or The Company) was incorporated under the laws of the State of Nevada on May 18, 2017. It was originally formed as a limited liability company in the State of Texas on January 2, 2013 and converted to its present corporate status on May 18, 2017.

On July 12, 2017 the Company filed Articles of Incorporation in the State of Nevada for a subsidiary called NanoMed Tracking Inc. (NanoMed). GCT is a 51% owner of NanoMed and the minority owners are scientists integral to the development of the licensed products.

On June 11, 2018 the Company filed Articles of Incorporation in the State of Montana for a subsidiary called MCW Pharmaceuticals Inc.(MCW). The Company intends to transfer into this subsidiary a license obtained from UCSD. GCT is a 51% owner of MCW and the minority owners are scientists integral to the development of the licensed products.

On April 24, 2019 the Company filed Articles of Incorporation in the State of Montana for a subsidiary called HIFU Plus. The Company has transferred into this subsidiary a license obtained from the University of Washington. GCT is an 86.7% owner of HIFU Plus and the minority owners are the University of Washington and scientists integral to the development of the licensed products.

Business Overview

GCT has no products or services which it provides, except in connection with a license agreement with American Radiosurgery described below. GCT has acquired licenses from universities which permit it to market certain technologies.

GCT was formed to acquire a portfolio of various medical licenses for unique and promising patents and intellectual properties. The company has acquired licenses from the University of California, San Diego - John Moores Cancer Center and from the University of Washington. In addition, GCT holds an exclusive technology license from American Radiosurgery, Inc., an affiliated entity, to promote and sell high technology radiosurgery and cancer treatment products.

GCT is a startup stage company and has not yet achieved meaningful operating status.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of GCT is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits in one large national bank. At December 31, 2020 and 2019 respectively, the Company had $49,137 and $1,071 in cash. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company's financial position and results of operations.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. Equipment consists of computer equipment and a lab furnace.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset's estimated fair value and its book value.

The Company has abandoned its efforts in developing our Boiling Histotripsy technology and as a result may dissolve HIFU Plus, Inc. The Company recorded an impairment loss for the total value of Hi-Fu's assets $250,000 in 2020.

Fair Value of Financial Instruments

The Company's financial instruments as defined by ASC 825-10-50, include cash, receivables, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short-term maturity of these financial instruments, approximates fair value at December 31, 2020 and 2019.

Earnings (Losses) Per Share

Basic net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the year. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. Weighted average of number of diluted securities was the same as weighted average of basic securities because the effect of dilutive securities was non-dilutive.

Share-Based Payments

The Company accounts for stock-based compensation awards to its directors, officers, and employees in accordance with Accounting Standards Codification ("ASC") Topic 718, *Compensation – Stock Compensation* ("ASC 718").

The Company accounts for stock-based compensation awards to non-employees, in accordance with ASC 718, as amended. In June 2018, the Financial Accounting Standards Board ("FASB") issued Accounting

Standards Update ("ASU") No. 2018-07, *Compensation – Stock Compensation (Topic 718) – Improvements to Nonemployee Share-based Payment Accounting* which extended the provisions of ASC 718 to share-based awards issued to non-employees by public companies. The Company has adopted the provisions of ASU 2018-07.

In the fiscal year ended December 31, 2020 and 2019, consulting expense includes $82,000 and $449,000, respectively, in connection with shares awarded in exchange for services., including $30,000 awarded to its directors in fiscal 2020.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes — Recognition. Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by ASC 740-10-25-5 to allow recognition of such an asset.

New Accounting Pronouncements

The Company has evaluated the authoritative guidance issued during the year ended December 31, 2019 and does not expect the adoption of these standards to have a material effect on its financial position or results of operations.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and settle its liabilities in the ordinary course of business. In the foreseeable future. As shown in the accompanying financial statements, the Company has incurred operating losses since inception. As of December 31, 2020, the Company has limited financial resources with which to achieve its objectives and obtain profitability and positive cash flows. As shown in the accompanying balance sheets and statements of operations, as of December 31, 2020 the Company has an accumulated deficit of $2,681,771 and the Company's working capital is a deficit of $451,144. Achievement of the Company's objectives will be dependent upon the ability to obtain additional financing, and generate revenue from current and planned business operations, and control costs. The Company is in the development stage and has generated no operating income.

The Company plans to fund its future operations by obtaining additional financing from investors and/or lenders. However, there is no assurance that the Company will be able to achieve these objectives, therefore, substantial doubt about its ability to continue as a going concern exists. The financial statements do not include adjustments relating to the recoverability of recorded assets nor the implication of associated bankruptcy costs should the Company be unable to continue as a going concern.

NOTE 4 – COMMON STOCK

As of December 31, 2020, GCT had 100,000,000 authorized shares of common stock, par value $.001 per share, of which 13,053,838 were issued and outstanding.

Since December 31, 2018, the Company has issued stock as follows:

> During the year ended December 31, 2019, an additional 129,866 shares were issued for $113,200 cash, 836,772 shares were issued in conjunction with the conversion of Notes to common stock and 49,000 shares valued at $49,000 were issued in payment of services provided to the Company. In addition, $650,000 of the increase in Paid-In Capital is attributable to the issuance of a noncontrolling interest in shares of a subsidiary. $250,000 in payment of an obligation to the

University of Washington and $400,000 as compensation for services to the other minority shareholders.

During the year ended December 31, 2020, an additional 380,000 shares were issued for $352,937 cash and 82,000 shares valued at $82,000 were issued in payment of services provided to the Company.

In addition, the Company provided a reserve of $3,220 for the prospective repurchase of treasury shares from existing shareholders in pursuant to the terms of its Reg A filing in late 2020. The Company had received $14,000 for 7,000 shares to be issued as of December 31, 2020 and also had stock subscriptions receivable for $29,100 for 29,100 shares that had been issued prior to December 31.

NOTE 5– RELATED PARTY TRANSACTIONS

On October 1, 2017, GCT entered into an exclusive distributorship agreement with American Radiosurgery, Inc., an entity controlled by the Founder. No payments have been made to American Radiosurgery since commencement of the agreement.

The Company has an executive agreement with its sole officer for an annual compensation of $100,000 per annum. At December 31, 2020 and 2019, the balance of unpaid compensation was $153,985 and $176,559, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

GCT was formed to acquire a portfolio of various medical licenses for unique and promising patents and intellectual properties. The company has acquired licenses from the University of California San Diego-John Moores Cancer Center (USCD) and from the University of Washington (UW) for several patents governing the use of advanced High Intensity Focused Ultrasound to treat cancer. In addition, it holds an exclusive technology license from American Radiosurgery, Inc (ARI)., an affiliated entity, to promote and sell high technology radiosurgery and cancer treatment products. The licenses have financial terms that require certain minimum payments and include:

Licenses with UCSD

GCT is required to make certain payments to UCSD to maintain the two licenses it has with them. The financial obligations are as follows:

In 2017 a license issue fee of	$	12,500	$	10,000
Annual Maintenance Fees				
Year 1	$	5,000	$	5,000
Year 2	$	7,500	$	7,500
Year 3 and beyond	$	10,000	$	10,000
Royalties on net sales of licensed products		2.50%		2.50%
Reimbursement of Patent costs	$	20,000	$	21,500

GCT has agreed to diligently develop, manufacture, and sell the licensed products, and has further agreed to accomplish certain tasks or milestones related to the technology. If GCT fails to perform these tasks, USCD may either terminate the agreement or change the license to a non-exclusive one. GCT has further agreed to obtain all necessary government approvals for the manufacture, use, and sale of the licensed products and to fill market demand for them.

UCSD may terminate the license agreement generally if GCT is delinquent in any reports or payments, if it does not diligently develop and commercialize the licensed product, if it breaches any provision of the agreement, subject to the right to cure any default within 60 days after receiving notice of default. GCT may terminate the agreement for any reason upon 90 days' written notice. The term of the license agreement expires on the date of the longest-lived patent right granted under the license.

On June 26, 2020 in exchange for a $5,000 fee, the Company signed a license agreement amendment with UCSD to commercialize a new way to treat COVID-19 using UV light to destroy the virus.

The company is delinquent under the terms of its milestone payments under the license agreements and is negotiating the timing of future payments. We anticipate to use the proceeds from this Offering to make milestone payments under the terms we are able to negotiate.

In early 2021 we received a notice from the University of California regrading delinquent payments related to our nanotechnology license. On April 22, 2021, we signed an addendum to the original license agreement with the University of California to postpone milestone payments until funds can be raised through our current Reg A offering.

On April 27, 2021, we entered into an addendum with UCSD to cure certain defaults under the original license agreement. As part of the addendum, we agreed that UCSD would be allowed to issue additional licenses related to this technology. As such, our license is no longer exclusive. Moreover, we agreed to continue our Regulation A offering and to use some of the proceeds from the offering to develop the nano-crystal scintillator technology.

License with American Radiosurgery Distributorship Agreement

On October 1, 2017, GCT entered into an exclusive worldwide Technology License Agreement with American Radiosurgery, Inc. (ARI) to market and service products developed by American Radiosurgery, a related party via common ownership of our principal shareholder. Under the terms of the agreement, GCT will receive a commission on sales of the devices and is obligated to sell at least one device per year. Since commencement of the agreement, GCT has not sold any ARI devices.

- GCT is also required to provide all warranty work for existing devices sold by American Radiosurgery and devices sold by GCT. There are 6 devices currently installed which are covered by warranty.

- GCT is also permitted to provide removal services for existing devices throughout the world.

- The agreement may be terminated by American Radiosurgery upon 30 days' prior notice by American Radiosurgery if GCT fails to meet its selling quotas, or by either party for breach of the agreement or without cause.

License with the University of Washington

Effective March 8, 2018, GCT entered into an exclusive world-wide Start-up License Agreement with the University of Washington under certain patents licensed by the university and a non-exclusive world-wide license for certain of know-how for the development and commercialization of a new form of High Intensity Focused Ultrasound called 'Boiling Histotripsy'.

In January of 2021, our license for our Boiling Histotripsy technology terminated. We have consequently abandoned any efforts to develop Boiling Histotripsy and as a result may dissolve HIFU Plus, Inc. The Company recorded an impairment loss for the total value of Hi-Fu's assets $250,000 in 2020.

Dalmore Group
Global Cancer Technology, Inc. has engaged Dalmore Group, LLC, member FINRA/SIPC ("Dalmore"), to act as the broker-dealer of record in connection with its A-1 offering, but not for underwriting or placement agent services. As part of its relationship with Dalmore, the Company has agreed to pay a 2% commission on all sales that does not include the $5,000 one-time setup fee for out of pocket expenses or the $20,000

consulting fee after the issuance of the FINRA No Objection Letter and SEC Qualification, that is payable by the Company to Dalmore.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

In a series of transactions beginning on November 20, 2017, the Company received cash aggregating $237,500 in exchange for unsecured convertible notes. The notes each bear interest at 7% per annum and the principal and interest earned were due one year from the date of issuance unless the option to convert into common shares at the rates specified in the Notes were exercised. Aggregate interest accrued on the Notes was $13,044 and $11,967 in 2019 and 2018, respectively. All of the convertible notes amounting to $237,500 and the accrued interest on the same amounting to $25,012 were converted on September 30, 2019 with the issuance of aggregate shares of 836,772.

Certain of the Convertible Notes received a beneficial interest in conversion prices as compared to cash transactions at the time of issuance. The total beneficial interest aggregated $42,500. That amount was recorded as debt discount with an offset to Paid in Capital. The debt discount was amortized evenly over the term the Notes were outstanding. The Company recorded $21,250 and $21,250 as debt discount during the each of the years ended December 31, 2019 and 2018.

NOTE 8 – EMPLOYMENT AGREEMENTS

Employment Agreement

On May 1, 2018 the Company entered into an employment agreement with its sole officer. Under the terms of agreement, the officer is entitled to compensation of $100,000 per annum. In addition, GCT issued the officer 100,000 shares of common stock as a signing bonus. He is also eligible to receive an annual bonus of a minimum of 50% and a maximum of 400% upon achievement of performance objectives, none of which have yet been determined. He is also entitled to participate in employee benefits available to other senior executives and 12 weeks paid vacation per year.

2018 Stock Incentive Plan

On May 1, 2018, our board of directors adopted the 2018 Stock Incentive Plan (the "Plan") which was subsequently approved by a majority of the outstanding votes of our shareholders. The purposes of the Plan are (a) to enhance GCT's ability to attract and retain the services of qualified employees, officers, directors, consultants, and other service providers upon whose judgment, initiative and efforts the successful conduct and development of the business largely depends, and (b) to provide additional incentives to such persons or entities to devote their utmost effort and skill to the advancement and betterment of the company, by providing them an opportunity to participate in the ownership of the Company and thereby have an interest in the success and increased value of the Company.

There are 500,000 shares of common stock authorized for non-qualified and incentive stock options, restricted stock units, restricted stock grants, and stock appreciation rights under the Plan, which are subject to adjustment in the event of stock splits, stock dividends, and other situations.

NOTE 9 – SUBSEQUENT EVENTS – AS OF APRIL 30, 2021

Subsequent to December 31, 2020, the Company has issued 142,550 shares of common stock for $158,850 in cash.

Effective February 25, 2021 we entered into a material agreement with Manhattan Street Capital (MSC). The purpose of the agreement is to engage the services of MSC to list our Regulation A offering on MSC's platform. As part of the agreement we have agreed to issue 40,000 shares of the Company's Common Stock per month as a project management retainer fee and listing fee. In lieu of the shares, the Company may instead opt to pay a monthly project management fee in the amount of $10,000 for a 9-month period from February 25, 2021 and a $5,000 per month listing fee, plus the same value of ten-year cashless exercise warrants priced at the lowest price the Shares will be sold in the Offering. We will also pay a $25.00 per investment technology admin and service fee, plus the same value of ten-year cashless exercise warrants priced at the lowest price the Shares will be sold in the Offering.

All fees are due to MSC regardless of whether investors are rejected after AML checks or the success of the Offering. In addition, there may also be hourly and/or other fees for compliance, processing, custodial, support, and/or administrative services.